UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Surgery Partners, Inc.

(Name of Issuer)

Common Stock, $0.01

par value per share

(Title of Class of Securities)

86881A 100

(CUSIP Number)

Bain Capital Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86881A 100	13D	Page 2 of 7

1	Names of reporting persons BCPE Seminole Holdings LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF – Affiliate (of reporting person)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 49,064,576 Shares
	9	Sole dispositive power 0
	10	Shared dispositive power 49,064,576 Shares
11	Aggregate amount beneficially owned by each reporting person 49,064,576 Shares
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 40.0%
14	Type of reporting person PN

CUSIP No. 86881A 100	13D	Page 3 of 7

1	Names of reporting persons Bain Capital Fund XI, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 9,183,673 Shares
	9	Sole dispositive power 0
	10	Shared dispositive power 9,183,673 Shares
11	Aggregate amount beneficially owned by each reporting person 9,183,673 Shares
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.5%
14	Type of reporting person PN

CUSIP No. 86881A 100	13D	Page 4 of 7

This Amendment No. 5 relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Surgery Partners, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by BCPE Seminole Holdings LP on September 8, 2019, as amended by Amendment No. 1 filed on December 15, 2017, Amendment No. 2 filed on February 12, 2021, Amendment No. 3 filed on May 19, 2021 and Amendment No. 4 filed on November 15, 2021 (the “Initial Statement” and, as further amended by this Amendment No. 5, the “Statement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement and unless amended and restated hereby, all information in the Initial Statement remains in effect, as supplemented hereby.

Item 2.	Identity and Background

Item 2 of the Initial Statement is hereby amended and restated as follows:

(a)

This Schedule 13D is being filed jointly by BCPE Seminole Holdings LP, a Delaware limited partnership (“BCPE Seminole”), and Bain Capital Fund XI, L.P., a Cayman Islands exempted limited partnership (“Fund XI” and, together with BCPE Seminole, the “Reporting Persons”).

Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”), is the sole member of BCPE Seminole GP LLC, a Delaware limited liability company (“BCPE Seminole GP”), which is the general partner of BCPE Seminole.

BCI is the general partner of Bain Capital Partners XI, L.P., a Cayman Islands exempted limited partnership (“Partners XI” and, together with BCPE Seminole, Fund XI, BCI and BCPE Seminole GP, the “Bain Capital Entities”), which is the general partner of Fund XI.

As a result, BCI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons. Voting and investment decisions with respect to securities held by the Reporting Persons are made by the managing directors of BCI.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 23, 2022, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b)	The principal business address for each of the Bain Capital Entities is 200 Clarendon Street, Boston, Massachusetts 02116.

(c)	Each of the Bain Capital Entities is principally engaged in the business of investment in securities.

(d)	During the last five years, none of the Bain Capital Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Bain Capital Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 86881A 100	13D	Page 5 of 7

(f)	BCPE Seminole, BCPE Seminole GP and BCI are each organized under the laws of the State of Delaware. Fund XI and Partners XI are each organized under the laws of the Cayman Islands.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented to add the following:

On November 21, 2022, the Issuer and Fund XI entered into a stock purchase agreement (the “Stock Purchase Agreement”) pursuant to which the Issuer agreed to issue and sell 9,183,673 shares of Common Stock to Fund XI at a price of $24.50 per share, for an aggregate purchase price of $224,999,988.50 (the “Private Placement”). The Private Placement is expected to close within 30 days of the date hereof, subject to the satisfaction of customary closing conditions.

References to and the description of the Stock Purchase Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Stock Purchase Agreement, which is attached hereto as Exhibit 6 and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

(a) - (b)

As of the date hereof, BCPE Seminole beneficially owns 49,064,576 shares of Common Stock, representing approximately 40.0% of the issued and outstanding shares of Common Stock, and Fund XI beneficially owns 9,183,673 shares of Common Stock, representing approximately 7.5% of the issued and outstanding shares of Common Stock.

As a result of the foregoing and the relationships described in Item 2(a) of this Statement, the Reporting Persons may be deemed to beneficially own an aggregate of 58,248,249 shares of Common Stock, representing approximately 47.5% of the issued and outstanding shares of Common Stock.

Ownership percentages set forth in this Statement are based upon a total of 122,603,695 shares of Common Stock issued and outstanding, as reported by the Issuer in the prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act on November 22, 2022, after giving effect to the issuance of 23,469,388 shares of Common Stock in an underwritten public offering (the “November 2022 Offering”) and the closing of the Private Placement.

(c)	See Item 3 of this Statement.

(d)

Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e)	Not applicable.

CUSIP No. 86881A 100	13D	Page 6 of 7

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented to add the following:

November 2022 Lock-Up Agreement

In connection with the November 2022 Offering, BCPE Seminole entered into a lock-up agreement (the “November 2022 Lock-Up Agreement”) with the representatives of the several underwriters pursuant to which BCPE Seminole agreed, subject to certain exceptions, not to sell or otherwise transfer any shares of Common Stock or securities convertible into or exercisable or exchangeable for, shares of Common Stock for 45 days after the date of the prospectus relating to the November 2022 Offering without the prior written consent of the representatives.

References to and the description of the November 2022 Lock-Up Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the November 2022 Lock-Up Agreement, which is attached hereto as Exhibit 7 and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented to add the following:

Exhibit 6	Stock Purchase Agreement (incorporated by reference from Exhibit 10.1 of the Issuer’s Current Report on Form 8-K dated November 22, 2022)

Exhibit 7	Form of November 2022 Lock-Up Agreement

Exhibit 8	Joint Filing Agreement, dated November 23, 2022

CUSIP No. 86881A 100	13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2022	BCPE Seminole Holdings LP

	By:	BCPE Seminole GP LLC,
its general partner

	By:	Bain Capital Investors, LLC,
its sole member

	By:	/s/ Devin O’Reilly
Name: Devin O’Reilly
Title: Managing Director

Bain Capital Fund XI, L.P.

	By:	Bain Capital Partners XI, L.P.,
its general partner

	By:	Bain Capital Investors, LLC,
its general partner

	By:	/s/ Devin O’Reilly
Name: Devin O’Reilly
Title: Managing Director